April 21, 2010

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Mr. John Reynolds, Assistant Director, Office of Beverages, Apparel and Health Care Services

Re:	PepsiCo, Inc. Form 10-K for Fiscal Year Ended December 26, 2009
Filed February 22, 2010
Form 8-K Filed February 11, 2010
File No. 001-01183

Dear Mr. Reynolds:

On behalf of PepsiCo, Inc. (“PepsiCo”), we hereby submit PepsiCo’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 9, 2010.

For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response of PepsiCo. All references to page numbers in PepsiCo’s responses are to the pages in the respective filings noted above.

Form 10-K for Fiscal Year Ended December 26, 2009

Exhibits

1.	We note you filed a Form 8-K on January 11, 2010 announcing the issuance of four series of notes on a Form S-3ASR filed October 15, 2008, supplemented on January 11, 2010. Your disclosure indicates the notes are issued under an indenture dated May 21, 2007 with The Bank of New York Mellon acting as Trustee. It is unclear whether you filed a supplemental indenture in connection with these offerings. Please advise. With respect to the foregoing, please consider Compliance and Disclosure Interpretation 201.04 to the Trust Indenture Act for helpful guidance.

Response:

The four series of notes (the “Notes”) issued on January 14, 2010 are governed by the Indenture dated as of May 21, 2007 between PepsiCo and

The Bank of New York Mellon, as Trustee, attached as Exhibit 4.3 to PepsiCo’s Form S-3ASR (File No. 333-154314). Section 3.01 of the Indenture provides that: “Each series of Securities shall be created either by or pursuant to one or more Board Resolutions or by one or more indentures supplemental hereto.” The terms of the Notes were established pursuant to Board Resolutions and no supplemental indenture was entered into. Accordingly, the details of the Notes referred to in Trust Indenture Act Compliance & Disclosure Interpretation No. 201.04 (i.e., type of securities, interest rates, and maturities) were disclosed in the forms of Notes filed as Exhibits 4.1 through 4.4 to PepsiCo’s Current Report on Form 8-K filed on January 13, 2010, as well as the text in such Form 8-K and in the final prospectus supplement relating to the Notes.

Form 8-K Filed February 11, 2010

Comparison of Core Results, pages A-7 and A-8

2.	We note that you have presented an alternative income statement which excludes certain items recorded in your GAAP-basis Statements of Income. This represents a full non-GAAP income statement which does not appear to be consistent with Regulation G. Please confirm in future Exchange Act filings you will remove such presentation or tell us why you believe it is appropriate. For additional guidance, refer to Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Response:

While we believe that our prior presentation complied with Regulation G and the Staff’s published guidance, provided useful information to analysts, investors and other stakeholders, and did not attach undue prominence to the non-GAAP information, in future press releases we will revise our presentation so that it no longer resembles an income statement. See Attachment A (which will replace Attachment A-7) and Attachment B (which will replace Attachment A-8), which we plan to use in future press releases.

Reconciliation of GAAP and Non-GAAP Information, page A-9

3.

We note that you have identified “core results” and “core results on a constant currency basis” as non-GAAP measures which are indicative of your ongoing performance and are used by management to evaluate your operational results and trends. However, it does not appear that the presentation of these non-GAAP measures is accompanied by a clearly understandable reconciliation to the most

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directly comparable GAAP measure (i.e. net income). With a view toward future disclosure, please provide us with a tabular reconciliation of the differences between these non-GAAP measures and the most directly comparable GAAP measure. Refer to Regulation G and the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Response:

As explained in the glossary of terms contained in our press release, the reference in the first paragraph of page A-9 of the press release to “core results” and “core results on a constant currency basis” is a reference to the following non-GAAP measures, each of which is reconciled in the press release to its most directly comparable GAAP measure:

Non-GAAP Measure	Most Directly Comparable GAAP Measure
Core Net Revenue Growth on a Constant Currency Basis	Net Revenue Growth
Core Operating Profit Growth	Operating Profit Growth
Core Operating Profit Growth on a Constant Currency Basis	Operating Profit Growth
Core EPS Growth	EPS Growth

In an effort to enhance our presentation, in future press releases, in addition to the changes noted above in Attachments A and B, we will conform all captions used in our non-GAAP reconciliations to the captions used in the corresponding earnings release so that the reader can better correlate the measures discussed and the related non-GAAP reconciliations. See Attachment C which will replace Attachments A-12 through A-15 in future press releases (where we indicate that we will refer to the line item “Core Growth” rather than “Growth Excluding Impact of Restructuring and Impairment Charges” or “Growth Excluding Impact of Above Items” and the line item “Core Constant Currency Growth” rather than “Growth Excluding Impact of Above Items, on a constant currency basis”).

4.	It does not appear that “core results” and “core results on a constant currency basis” are disclosed in your Form 10-K for the fiscal year ended December 26, 2009. As management has emphasized the importance of these non-GAAP measures to investors, please tell us why they are not presented in your most recent Form 10-K.

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Response:

We refer you to Items Affecting Comparability on pages 49-50 of our 2009 Form 10-K, which includes a table illustrating all non-core items identified in our earnings release for the full-year ended December 26, 2009, as well as a detailed description of these items (see Attachment D). Additionally, we have included the impact of these non-core items to operating profit growth, as well as the impact of foreign currency translation to operating profit growth for our international divisions in management’s discussion of the performance of each of our divisions (see Attachment E). We also refer you to Results of Operations – Consolidated Review on page 51 of our 2009 Form 10-K, which includes a table separately identifying the non-core items included in corporate expenses below division operating profit (see Attachment F).

While we believe that the foregoing discussion in our last Form 10-K is consistent with, and addresses all of the material non-GAAP measures included in our press release, in an effort to enhance our disclosures, in future Form 10-Q and 10-K filings, we will include a new section titled “Non-GAAP Measures” to address the use of core and core constant currency measures used in our Form 10-Q and 10-K, as well as to define “constant currency” (see Attachment G). In addition, we will provide core and core constant currency results in a tabular format for each division (see Attachment H), as well as provide a table illustrating a reconciliation of net income attributable to PepsiCo on a per common share diluted basis to the most directly comparable GAAP measure in order to better align with the presentation in our earnings release (see Attachment I). We will include similar information in future Form 10-Q and 10-K filings.

5.	We note that you have identified a number of non-GAAP measures beyond “core results” and “core results on a constant currency basis” which are specifically identified by management as being relevant to investors per pages A-9 and A-10. In connection with the preceding comment, please tell us why management concluded that it was not necessary to disclose each of these measures in your most recent Form 10-K.

Response:

We refer you to our response to question 4 above, specifically the references to (1) Items Affecting Comparability on pages 49-50 of our 2009 Form 10-K which includes a table illustrating all non-core items identified in our earnings release for the full-year ended December 26, 2009,

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as well as a detailed description of these items, and (2) our reference to our intention to include a reconciliation of net income attributable to PepsiCo on a per common share diluted basis to the most directly comparable GAAP measure in future filings. Additionally, we refer you to page 65 of our 2009 10-K where we include a reconciliation of management operating cash flow excluding certain items. In future 10-Q and 10-K filings, we will continue to provide key non-GAAP measures included in our earnings releases.

PepsiCo hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) PepsiCo may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information or have any questions please call me at (914) 253-3406.

Sincerely,

/s/ Peter A. Bridgman

cc:	E. Horowitz – Staff Accountant
B. Bhandari – Branch Chief
I. K. Nooyi – Chairman and CEO, PepsiCo, Inc.
H. Johnston – Chief Financial Officer, PepsiCo, Inc.
T. Tamoney, Jr. – Senior Vice President, Deputy Counsel and Assistant Secretary, PepsiCo, Inc.
M. T. Gallagher – Vice President and Assistant Controller, PepsiCo, Inc.
PepsiCo, Inc. Disclosure Committee
J. J. Schiro – Chairman, PepsiCo, Inc. Audit Committee
J. C. Chapman, KPMG LLP

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Attachment A

PepsiCo, Inc. and Subsidiaries

Reconciliation of GAAP and Non-GAAP Information

First Quarter 2010 and 2009—Certain Line Items

(in millions, except per share amounts, and unaudited)

	GAAP Measure		Non-Core Adjustments						Non-GAAP Measure
	Reported		Non-Core Item A		Non-Core Item B		Non-Core Item C		Core*
	Quarter Ended 3/20/10								Quarter Ended 3/20/10
Cost of sales	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX

Selling, general and administrative expenses	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX

Operating profit	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX

Bottling equity income	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX

Interest expense	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX

(Benefit from)/provision for income taxes	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX

Net income attributable to PepsiCo	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX

Net income attributable to PepsiCo per common share - diluted	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX

	GAAP Measure		Non-Core Adjustments						Non-GAAP Measure
	Reported		Non-Core Item A		Non-Core Item B		Non-Core Item C		Core*
	Quarter Ended 3/21/09								Quarter Ended 3/21/09
Selling, general and administrative expenses	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX

Operating profit	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX

(Benefit from)/provision for income taxes	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX

Net income attributable to PepsiCo	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX

Net income attributable to PepsiCo per common share - diluted	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX

*	Core results are financial measures that are not in accordance with GAAP and exclude the above non-core adjustments. See schedules A-X and A-X for a discussion of each of these non-core adjustments.

Attachment B

PepsiCo, Inc. and Subsidiaries

Reconciliation of GAAP and Non-GAAP Information

First Quarter 2010 and 2009—Operating Profit by Division

(in millions and unaudited)

	GAAP Measure	Non-Core Adjustments						Non-GAAP Measure
	Reported	Non-Core Item A		Non-Core Item B		Non-Core Item C		Core*
	Quarter Ended 3/20/10							Quarter Ended 3/20/10
Operating Profit

Frito-Lay North America	$ XXX	$	XXX	$	XXX	$	XXX	$ XXX
Quaker Foods North America	XXX		XXX		XXX		XXX	XXX
Latin America Foods	XXX		XXX		XXX		XXX	XXX

PepsiCo Americas Foods	XXX		XXX		XXX		XXX	XXX

PepsiCo Americas Beverages	XXX		XXX		XXX		XXX	XXX

Europe	XXX		XXX		XXX		XXX	XXX

Asia, Middle East & Africa	XXX		XXX		XXX		XXX	XXX

Division Operating Profit	XXX		XXX		XXX		XXX	XXX

Corporate Unallocated	XXX		XXX		XXX		XXX	XXX

Total Operating Profit	$ XXX	$	XXX	$	XXX	$	XXX	$ XXX

	GAAP Measure	Non-Core Adjustments						Non-GAAP Measure
	Reported	Non-Core Item A		Non-Core Item B		Non-Core Item C		Core*
	Quarter Ended 3/21/09							Quarter Ended 3/21/09
Operating Profit

Frito-Lay North America	$ XXX	$	XXX	$	XXX	$	XXX	$ XXX
Quaker Foods North America	XXX		XXX		XXX		XXX	XXX
Latin America Foods	XXX		XXX		XXX		XXX	XXX

PepsiCo Americas Foods	XXX		XXX		XXX		XXX	XXX

PepsiCo Americas Beverages	XXX		XXX		XXX		XXX	XXX

Europe	XXX		XXX		XXX		XXX	XXX

Asia, Middle East & Africa	XXX		XXX		XXX		XXX	XXX

Division Operating Profit	XXX		XXX		XXX		XXX	XXX

Corporate Unallocated	XXX		XXX		XXX		XXX	XXX

Total Operating Profit	$ XXX	$	XXX	$	XXX	$	XXX	$ XXX

*	Core results are financial measures that are not in accordance with GAAP and exclude the above non-core adjustments. See schedules A-X through A-X for a discussion of each of these non-core adjustments.

Attachment C (1 of 2)

PepsiCo, Inc. and Subsidiaries

Reconciliation of GAAP and Non-GAAP Information

Core Growth and Core Constant Currency Growth*

(unaudited)

Quarter Ended
3/20/10
	Net Revenue		Operating Profit
Frito-Lay North America
Reported Growth	X	%	X	%
Impact of Non-Core Item A	—		X
Impact of Non-Core Item B	—		X

Core Growth	X		X
Impact of Foreign Currency Translation	X		X

Core Constant Currency Growth	X	%	X	%

Quaker Foods North America
Reported Growth	X	%	X	%
Impact of Non-Core Item A	—		X
Impact of Non-Core Item B	—		X

Core Growth	X		X
Impact of Foreign Currency Translation	X		X

Core Constant Currency Growth	X	%	X	%

Latin America Foods
Reported Growth	X	%	X	%
Impact of Non-Core Item A	—		X
Impact of Non-Core Item B	—		X

Core Growth	X		X
Impact of Foreign Currency Translation	X		X

Core Constant Currency Growth	X	%	X	%

PepsiCo Americas Foods
Reported Growth	X	%	X	%
Impact of Non-Core Item A	—		X
Impact of Non-Core Item B	—		X

Core Growth	X		X
Impact of Foreign Currency Translation	X		X

Core Constant Currency Growth	X	%	X	%

PepsiCo Americas Beverages
Reported Growth	X	%	X	%
Impact of Non-Core Item A	—		X
Impact of Non-Core Item B	—		X

Core Growth	X		X
Impact of Foreign Currency Translation	X		X

Core Constant Currency Growth	X	%	X	%

*	Core results and core constant currency results are financial measures that are not in accordance with GAAP and exclude the above non-core adjustments. See schedules A-X and A-X for a discussion of each of these non-core adjustments.

Attachment C (2 of 2)

PepsiCo, Inc. and Subsidiaries

Reconciliation of GAAP and Non-GAAP Information (cont.)

Core Growth and Core Constant Currency Growth*

(unaudited)

Quarter Ended
3/20/10
	Net Revenue		Operating Profit
Europe
Reported Growth	X	%	X	%
Impact of Non-Core Item A	—		X
Impact of Non-Core Item B	—		X

Core Growth	X		X
Impact of Foreign Currency Translation	X		X

Core Constant Currency Growth	X	%	X	%

Asia, Middle East & Africa
Reported Growth	X	%	X	%
Impact of Non-Core Item A	—		X
Impact of Non-Core Item B	—		X

Core Growth	X		X
Impact of Foreign Currency Translation	X		X

Core Constant Currency Growth	X	%	X	%

Total Divisions
Reported Growth	X	%	X	%
Impact of Non-Core Item A	—		X
Impact of Non-Core Item B	—		X

Core Growth	X		X
Impact of Foreign Currency Translation	X		X

Core Constant Currency Growth	X	%	X	%

*	Core results and core constant currency results are financial measures that are not in accordance with GAAP and exclude the above non-core adjustments. See schedules A-X and A-X for a discussion of each of these non-core adjustments.

Attachment D (1 of 2)

Items Affecting Comparability

The year-over-year comparisons of our financial results are affected by the following items:

	2009	2008	2007
Operating profit
Mark-to-market net impact (gain/(loss))	$274	$(346)	$19
Restructuring and impairment charges	$(36)	$(543)	$(102)
PBG/PAS merger costs	$(50)	—	—
Bottling equity income
PBG/PAS merger costs	$(11)	—	—
Net income attributable to PepsiCo
Mark-to-market net impact (gain/(loss))	$173	$(223)	$12
Restructuring and impairment charges	$(29)	$(408)	$(70)
Tax benefits	—	—	$129
PepsiCo share of PBG restructuring and impairment charges	—	$(114)	—
PBG/PAS merger costs	$(44)	—	—
Net income attributable to PepsiCo per common share – diluted
Mark-to-market net impact (gain/(loss))	$0.11	$(0.14)	$0.01
Restructuring and impairment charges	$(0.02)	$(0.25)	$(0.04)
Tax benefits	—	—	$0.08
PepsiCo share of PBG restructuring and impairment charges	—	$(0.07)	—
PBG/PAS merger costs	$(0.03)	—	—

Mark-to-Market Net Impact

We centrally manage commodity derivatives on behalf of our divisions. These commodity derivatives include energy, fruit and other raw materials. Certain of these commodity derivatives do not qualify for hedge accounting treatment and are marked to market with the resulting gains and losses recognized in corporate unallocated expenses. These gains and losses are subsequently reflected in division results when the divisions take delivery of the underlying commodity. Therefore, the divisions realize the economic effects of the derivative without experiencing any resulting mark-to-market volatility, which remains in corporate unallocated expenses.

In 2009, we recognized $274 million ($173 million after-tax or $0.11 per share) of mark-to-market net gains on commodity hedges in corporate unallocated expenses.

In 2008, we recognized $346 million ($223 million after-tax or $0.14 per share) of mark-to-market net losses on commodity hedges in corporate unallocated expenses.

Attachment D (2 of 2)

In 2007, we recognized $19 million ($12 million after-tax or $0.01 per share) of mark-to-market net gains on commodity hedges in corporate unallocated expenses.

Restructuring and Impairment Charges

In 2009, we incurred a charge of $36 million ($29 million after-tax or $0.02 per share) in conjunction with our Productivity for Growth program that began in 2008. The program includes actions in all divisions of the business, including the closure of six plants that we believe will increase cost competitiveness across the supply chain, upgrade and streamline our product portfolio, and simplify the organization for more effective and timely decision-making. These initiatives were completed in the second quarter of 2009.

In 2008, we incurred a charge of $543 million ($408 million after-tax or $0.25 per share) in conjunction with our Productivity for Growth program.

In 2007, we incurred a charge of $102 million ($70 million after-tax or $0.04 per share) in conjunction with restructuring actions primarily to close certain plants and rationalize other production lines.

Tax Benefits

In 2007, we recognized $129 million ($0.08 per share) of non-cash tax benefits related to the favorable resolution of certain foreign tax matters.

PepsiCo Share of PBG’s Restructuring and Impairment Charges

In 2008, PBG implemented a restructuring initiative across all of its geographic segments. In addition, PBG recognized an asset impairment charge related to its business in Mexico. Consequently, a non-cash charge of $138 million was included in bottling equity income ($114 million after-tax or $0.07 per share) as part of recording our share of PBG’s financial results.

PBG/PAS Merger Costs

In 2009, we incurred $50 million of costs associated with the proposed mergers with PBG and PAS, as well as an additional $11 million of costs, representing our share of the respective merger costs of PBG and PAS, recorded in bottling equity income. In total, these costs had an after-tax impact of $44 million or $0.03 per share.

Attachment E (1 of 7)

Frito-Lay North America

				% Change
	2009	2008	2007	2009	2008
Net revenue	$13,224	$12,507	$11,586	6	8

Operating profit	$3,258	$2,959	$2,845	10	4
Impact of restructuring and impairment charges	2	108	28

Operating profit, excluding restructuring and impairment charges	$3,260	$3,067	$2,873	6	7

2009

Net revenue grew 6% and pound volume increased 1%. The volume growth reflects high-single-digit growth in dips, double-digit growth from our Sabra joint venture, and low-single-digit growth in trademark Lay’s. These volume gains were partially offset by high-single-digit declines in trademark Ruffles. Net revenue growth also benefited from effective net pricing. Foreign currency reduced net revenue growth by almost 1 percentage point.

Operating profit grew 10%, primarily reflecting the net revenue growth, partially offset by higher commodity costs, primarily cooking oil and potatoes. Lower restructuring and impairment charges in the current year related to our Productivity for Growth program increased operating profit growth by nearly 4 percentage points.

2008

Net revenue grew 8% and pound volume grew 1%. The volume growth reflects our 2008 Sabra joint venture and mid-single-digit growth in trademark Cheetos, Ruffles and dips. These volume gains were largely offset by mid-single-digit declines in trademark Lay’s and Doritos. Net revenue growth benefited from pricing actions. Foreign currency had a nominal impact on net revenue growth.

Operating profit grew 4%, reflecting the net revenue growth. This growth was partially offset by higher commodity costs, primarily cooking oil and fuel. Operating profit growth was negatively impacted by 3 percentage points, resulting from higher fourth quarter restructuring and impairment charges in 2008 related to our Productivity for Growth program. Foreign currency and acquisitions each had a nominal impact on operating profit growth. Operating profit, excluding restructuring and impairment charges, grew 7%.

Attachment E (2 of 7)

Quaker Foods North America

				% Change
	2009	2008	2007	2009	2008
Net revenue	$1,884	$1,902	$1,860	(1)	2

Operating profit	$628	$582	$568	8	2.5
Impact of restructuring and impairment charges	1	31	—

Operating profit, excluding restructuring and impairment charges	$629	$613	$568	3	8

2009

Net revenue declined 1% and volume was flat. Low-single-digit volume declines in Oatmeal and high-single-digit declines in trademark Roni were offset by high-single-digit growth in ready-to-eat cereals. Favorable net pricing, driven by price increases taken last year, was offset by unfavorable mix. Unfavorable foreign currency reduced net revenue growth by 1 percentage point.

Operating profit increased 8%, primarily reflecting the absence of prior year restructuring and impairment charges related to our Productivity for Growth program, which increased operating profit growth by 5 percentage points. Lower advertising and marketing, and selling and distribution expenses, also contributed to the operating profit growth.

2008

Net revenue increased 2% and volume declined 1.5%, partially reflecting the negative impact of the Cedar Rapids flood that occurred at the end of the second quarter. The volume decrease reflects a low-single-digit decline in Quaker Oatmeal and ready-to-eat cereals. The net revenue growth reflects favorable effective net pricing, due primarily to price increases, partially offset by the volume decline. Foreign currency had a nominal impact on net revenue growth.

Operating profit increased 2.5%, reflecting the net revenue growth and lower advertising and marketing costs, partially offset by increased commodity costs. The negative impact of the flood was mitigated by related business disruption insurance recoveries, which contributed 5 percentage points to operating profit. The fourth quarter restructuring and impairment charges related to our Productivity for Growth program reduced operating profit growth by 5 percentage points. Foreign currency had a nominal impact on operating profit growth. Operating profit, excluding restructuring and impairment charges, grew 8%.

Attachment E (3 of 7)

Latin America Foods

				% Change
	2009	2008	2007	2009	2008
Net revenue	$5,703	$5,895	$4,872	(3)	21

Operating profit	$904	$897	$714	1	26
Impact of restructuring and impairment charges	3	40	39

Operating profit, excluding restructuring and impairment charges	$907	$937	$753	(3)	24

2009

Volume declined 2%, largely reflecting pricing actions to cover commodity inflation. A mid-single-digit decline at Sabritas in Mexico and a low-single-digit decline at Gamesa in Mexico was partially offset by mid-single-digit growth in Brazil.

Net revenue declined 3%, primarily reflecting an unfavorable foreign currency impact of 14 percentage points. Favorable effective net pricing was partially offset by the volume declines.

Operating profit grew 1%, reflecting favorable effective net pricing, partially offset by the higher commodity costs. Unfavorable foreign currency reduced operating profit by 17 percentage points. Operating profit growth benefited from lower restructuring and impairment charges in the current year related to our Productivity for Growth program.

2008

Volume grew 3%, primarily reflecting an acquisition in Brazil, which contributed nearly 3 percentage points to the volume growth. A mid-single-digit decline at Sabritas in Mexico, largely resulting from weight-outs, was offset by mid-single digit growth at Gamesa in Mexico and double-digit growth in certain other markets.

Net revenue grew 21%, primarily reflecting favorable effective net pricing. Gamesa experienced double-digit growth due to favorable pricing actions. Acquisitions contributed 9 percentage points to the net revenue growth, while foreign currency had a nominal impact on net revenue growth.

Operating profit grew 26%, driven by the net revenue growth, partially offset by increased commodity costs. An insurance recovery contributed 3 percentage points to the operating profit growth. The impact of the fourth quarter restructuring and impairment charges in 2008 related to our Productivity for Growth program was offset by prior year restructuring charges. Acquisitions contributed 4 percentage points and foreign currency contributed 1 percentage point to the operating profit growth. Operating profit, excluding restructuring and impairment charges, grew 24%.

Attachment E (4 of 7)

PepsiCo Americas Beverages

				% Change
	2009	2008	2007	2009	2008
Net revenue	$10,116	$10,937	$11,090	(8)	(1)

Operating profit	$2,172	$2,026	$2,487	7	(19)
Impact of restructuring and impairment charges	16	289	12

Operating profit, excluding restructuring and impairment charges	$2,188	$2,315	$2,499	(5.5)	(7)

2009

BCS volume declined 6%, reflecting continued softness in the North America liquid refreshment beverage category.

In North America, non-carbonated beverage volume declined 11%, primarily driven by double-digit declines in Gatorade sports drinks and in our base Aquafina water business. CSD volumes declined 5%.

Net revenue declined 8%, primarily reflecting the volume declines. Unfavorable foreign currency contributed over 1 percentage point to the net revenue decline.

Operating profit increased 7%, primarily reflecting lower restructuring and impairment charges in the current year related to our Productivity for Growth program. Excluding restructuring and impairment charges, operating profit declined 5.5%, primarily reflecting the net revenue performance. Operating profit was also negatively impacted by unfavorable foreign currency which reduced operating profit growth by almost 3 percentage points.

2008

BCS volume declined 3%, reflecting a 5% decline in North America, partially offset by a 4% increase in Latin America.

Our North American business navigated a challenging year in the U.S., where the liquid refreshment beverage category declined on a year-over-year basis. In North America, CSD volume declined 4%, driven by a mid-single-digit decline in trademark Pepsi and a low-single-digit decline in trademark Sierra Mist, offset in part by a slight increase in trademark Mountain Dew. Non-carbonated beverage volume declined 6%.

Net revenue declined 1 percent, reflecting the volume declines in North America, partially offset by favorable effective net pricing. The effective net pricing reflects positive mix and price increases taken primarily on concentrate and fountain products this year. Foreign currency had a nominal impact on the net revenue decline.

Operating profit declined 19%, primarily reflecting higher fourth quarter restructuring and impairment charges in 2008 related to our Productivity for Growth program, which contributed 11 percentage points to the operating profit decline. In addition, higher product costs and higher selling and delivery costs, primarily due to higher fuel costs, contributed to the decline. Foreign currency had a nominal impact on the operating profit decline. Operating profit, excluding restructuring and impairment charges, declined 7%.

Attachment E (5 of 7)

Europe

				% Change
	2009	2008	2007	2009	2008
Net revenue	$6,727	$6,891	$5,896	(2)	17

Operating profit	$932	$910	$855	2	6

Impact of restructuring and impairment charges	1	50	9
Impact of PBG/PAS merger costs	1	—	—

Operating profit, excluding above items	$934	$960	$864	(3)	11

2009

Snacks volume declined 1%, reflecting continued macroeconomic challenges and planned weight outs in response to higher input costs. High-single-digit declines in Spain and Turkey and a double-digit decline in Poland were partially offset by low-single-digit growth in Russia. Additionally, Walkers in the United Kingdom declined at a low-single-digit rate. Our acquisition in the fourth quarter of 2008 of a snacks company in Serbia positively contributed 2 percentage points to the volume performance.

Beverage volume grew 3.5%, primarily reflecting our acquisition of Lebedyansky in Russia in the fourth quarter of 2008 which contributed 8 percentage points to volume growth. A high-single-digit increase in Germany and mid-single-digit increases in the United Kingdom and Poland were more than offset by double-digit declines in Russia and the Ukraine.

Net revenue declined 2%, primarily reflecting adverse foreign currency which contributed 12 percentage points to the decline, partially offset by acquisitions which positively contributed 8 percentage points to net revenue performance. Favorable effective net pricing positively contributed to the net revenue performance.

Operating profit grew 2%, primarily reflecting the favorable effective net pricing and lower restructuring and impairment costs in the current year related to our Productivity for Growth program. Acquisitions positively contributed 5 percentage points to the operating profit growth and adverse foreign currency reduced operating profit growth by 17 percentage points.

2008

Snacks volume grew 6%, reflecting broad-based increases led by double-digit growth in Russia. Additionally, Walkers in the United Kingdom, as well as the Netherlands, grew at low-single-digit rates and Spain increased slightly. Acquisitions contributed 2 percentage points to the volume growth.

Beverage volume grew 15%, primarily reflecting the expansion of the Pepsi Lipton Joint Venture and the Sandora and Lebedyansky acquisitions, which contributed 14 percentage points to the growth. CSDs increased slightly and non-carbonated beverages grew at a double-digit rate.

Attachment E (6 of 7)

Net revenue grew 17%, reflecting favorable effective net pricing and volume growth. Acquisitions contributed 7 percentage points and foreign currency contributed 2 percentage points to the net revenue growth.

Operating profit grew 6%, driven by the net revenue growth, partially offset by increased commodity costs. Acquisitions contributed 5 percentage points and foreign currency contributed 3 percentage points to the operating profit growth. Operating profit growth was negatively impacted by 5 percentage points, resulting from higher fourth quarter restructuring and impairment charges in 2008 related to our Productivity for Growth program. Operating profit, excluding restructuring and impairment charges, grew 11%.

Asia, Middle East & Africa

				% Change
	2009	2008	2007	2009	2008
Net revenue	$5,578	$5,119	$4,170	9	23

Operating profit	$716	$592	$466	21	27
Impact of restructuring and impairment charges	13	15	14

Operating profit, excluding restructuring and impairment charges	$729	$607	$480	20	26

2009

Snacks volume grew 9%, reflecting broad-based increases driven by double-digit growth in India and the Middle East, partially offset by a low-single-digit decline in China. Additionally, South Africa grew volume at a low-single-digit rate and Australia grew volume slightly. The net impact of acquisitions and divestitures contributed 2 percentage points to the snacks volume growth.

Beverage volume grew 8%, reflecting broad-based increases driven by double-digit growth in India and high-single-digit growth in Pakistan. Additionally, the Middle East grew at a mid-single-digit rate and China grew at a low-single-digit rate. Acquisitions had a nominal impact on the beverage volume growth rate.

Net revenue grew 9%, reflecting volume growth and favorable effective net pricing. Foreign currency reduced net revenue growth by over 3 percentage points. The net impact of acquisitions and divestitures contributed 1 percentage point to the net revenue growth.

Operating profit grew 21%, driven primarily by the net revenue growth. The net impact of acquisitions and divestitures contributed 11 percentage points to the operating profit growth and included a one-time gain associated with the contribution of our snacks business in Japan to form a joint venture with Calbee, the snacks market leader in Japan. Foreign currency reduced operating profit growth by 3 percentage points.

2008

Snacks volume grew 11%, reflecting broad-based increases led by double-digit growth in China, the Middle East and South Africa. Additionally, Australia experienced low-single-digit growth and India grew at a high-single-digit rate.

Attachment E (7 of 7)

Beverage volume grew 12%, reflecting broad-based increases driven by double-digit growth in China, the Middle East and India, partially offset by low-single-digit declines in Thailand and the Philippines. Acquisitions had a nominal impact on beverage volume growth. CSDs grew at a high-single-digit rate and non-carbonated beverages grew at a double-digit rate.

Net revenue grew 23%, reflecting volume growth and favorable effective net pricing. Acquisitions contributed 2 percentage points and foreign currency contributed 1 percentage point to the net revenue growth.

Operating profit grew 27%, driven by the net revenue growth, partially offset by increased commodity costs. Foreign currency and acquisitions each contributed 2 percentage points to the operating profit growth. The impact of the fourth quarter restructuring and impairment charges in 2008 related to our Productivity for Growth program was offset by prior year restructuring charges. Operating profit, excluding restructuring and impairment charges, grew 26%.

Attachment F (1 of 1)

Net Revenue and Operating Profit

				Change
	2009	2008	2007	2009	2008
Total net revenue	$43,232	$43,251	$39,474	—%	10%

Operating profit
FLNA	$3,258	$2,959	$2,845	10%	4%
QFNA	628	582	568	8%	2.5%
LAF	904	897	714	1%	26%
PAB	2,172	2,026	2,487	7%	(19)%
Europe	932	910	855	2%	6%
AMEA	716	592	466	21%	27%
Corporate – net impact of mark-to-market on commodity hedges	274	(346)	19	n/m	n/m
Corporate – PBG/PAS merger costs	(49)	—	—	n/m	n/m
Corporate – restructuring	—	(10)	—	n/m	n/m
Corporate – other	(791)	(651)	(772)	21%	(16)%

Total operating profit	$8,044	$6,959	$7,182	16%	(3)%

Total operating profit margin	18.6%	16.1%	18.2%	2.5	(2.1)

n/m represents year-over-year changes that are not meaningful.

Attachment G (Page 1 of 1)

Example of Non-GAAP verbiage in 10-Q

Non-GAAP Measures

Certain measures contained in this Form 10-Q are financial measures that are adjusted for items affecting comparability (see “Items Affecting Comparability” for a detailed list and description of each of these items), as well as, in certain instances, adjusted for foreign currency. These measures are not in accordance with Generally Accepted Accounting Principles (GAAP). Items adjusted for currency assume foreign currency exchange rates used for translation based on the rates in effect for the comparable prior-year period. We believe investors should consider these non-GAAP measures in evaluating our results as they are more indicative of our ongoing performance and with how management evaluates our operational results and trends. These measures are not, and should not be viewed as, a substitute for U.S. GAAP reporting measures. See also “Management Operating Cash Flow.”

Attachment H (Page 1 of 1)

Example for PepsiCo Americas Beverages division

PepsiCo Americas Beverages

	12 Weeks Ended			%
	3/20/10		3/21/09	Change
Net revenue	$	x,xxx	$2,088	xx

Impact of foreign currency translation				(x	)

Net revenue growth, on a constant currency basis*				xx

Operating profit	$	xx	$425	(xx	)
2009 restructuring and impairment charges		—	13
Non-core item A		xxx	—

Non-core item B		xxx	—

Non-core item C		xxx	—

Operating profit, excluding above items*	$	xxx	$438	xx

Impact of foreign currency translation				x

Operating profit growth excluding above items, on a constant currency basis*				xx

*	See “Non-GAAP Measures”

Attachment I (Page 1 of 1)

Other Consolidated Results

	12 Weeks Ended
	3/20/10			3/21/09	Change
Bottling equity income	$	xxx		$25	$	xxx

Interest expense, net	$	(xxx	)	$(98)	$	(xx	)

Tax rate		(x.x	)%	24.7%

Net income attributable to PepsiCo	$	x,xxx		$1,135		xx	%

Net income attributable to PepsiCo per common share – diluted	$	x.xx		$0.72		xx	%
Mark-to-market net gains		(x.xx	)	(0.03)

2009 restructuring and impairment charges		—		0.01

Non-core item A		x.xx		—

Non-core item B		x.xx		—

Non-core item C		x.xx		—

Net income attributable to PepsiCo per common share – diluted, excluding above items*	$	x.xx		$0.71		x	%

Impact of foreign currency translation						x

Growth in net income attributable to PepsiCo per common share – diluted, excluding above items, on a constant currency basis*						x	%

*	See Non-GAAP Measures.